Exhibit h.5

FORM OF SERVICE AGREEMENT

THIS AGREEMENT made as of the      day of             , by and between EACH OF THE BLACKSTONE ENTITIES, INDIVIDUALLY AND NOT JOINTLY, as listed on Schedule A, having their principal office and place of business at 345 Park Avenue, New York, New York 10154 (collectively, the “Funds” and individually, the “Fund”) and DST ASSET MANAGER SOLUTIONS, INC., a Massachusetts corporation having its principal office and place of business at 2000 Crown Colony Drive, Quincy, Massachusetts 02169-0953 (“DST AMS”).

WHEREAS, certain Funds may be authorized to issue shares in a separate series, such series shall be named under the respective Fund in the attached Schedule A, which may be amended by the parties from time to time, (each such series, together with all other series subsequently established by a Fund and made subject to this Agreement in accordance with Section 1.3, being herein referred to as a “Portfolio”, and collectively as the “Portfolios”);

WHEREAS, each Fund is either a statutory or business trust or a corporation organized under the laws of a state (as set forth on the Schedule A) and registered with the Securities and Exchange Commission as an investment company pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, it is contemplated that additional Funds and Portfolios may become parties to this Agreement by written consent of the parties hereto and in accordance with Section 1.3; and

WHEREAS, each Fund, on behalf of itself and, where applicable, its Portfolios, desires to appoint DST AMS as agent to perform for the Fund certain services as described herein; and whereas, DST AMS desires to accept such appointment.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	Terms of Appointment and Duties

1.1

Subject to the terms and conditions set forth in this Agreement, the Fund hereby appoints DST AMS to act as, and DST AMS agrees to act as, its authorized agent in performing certain services for the Fund, as described in Schedule 1.1 to this Agreement (the “Services”).

1.2

DST AMS shall perform the Services in accordance with its standard procedures, with such changes or deviations there from as may be agreed upon in writing by the parties from time to time (the “Procedures”).

1.3

In the event that a Fund establishes one or more series of Shares, in addition to those listed on the attached Schedule A, with respect to which it desires to have DST AMS render services as agent under the terms hereof, it shall so notify DST AMS in writing and if DST AMS agrees in writing to provide such services such series of shares shall become a Portfolio hereunder by the parties amending the Schedule A to include the additional series.

2.	Fees and Expenses

2.1	Fee Schedule. For the performance by DST AMS of the Services, the Fund agrees to pay DST AMS the fees as set forth in the attached fee schedule (“Schedule 2.1”). Such fees may be changed from time to time subject to mutual written agreement between the Fund and DST AMS.

2.2	Reimbursable Fees and Expenses. In addition to the fees paid under Section 2.1 above, the Fund agrees to reimburse DST AMS for other fees, to the extent agreed by the Fund prior to incurring such other fees, and reasonable and documented out-of-pocket expenses properly incurred in conjunction with performance of the Services and/or at the specific direction of the Fund.

2.3	Increases. The fees and charges set forth on Schedule 2.1 may be increased (i) in accordance with Section 2.5 below; or (ii) upon at least ninety (90) days prior written notice, if changes in laws applicable to its business or laws applicable to the Fund, which DST AMS has agreed to abide by and implement, materially increase DST AMS’s ongoing costs to provide the Services; or (iii) in connection with the addition of new or additional features, services or modes of operation desired by the Fund. If DST AMS notifies the Fund of an increase in fees or charges pursuant to subparagraph (ii) of this Section 2.3, the parties shall confer, diligently and in good faith, and agree upon such new fee or charge to cover the amount necessary, but not more than such amount, to reimburse DST AMS for the increased costs of operation or new fund features.

2.4	Invoices. The Fund agrees to pay all fees and reimbursable expenses within forty-five (45) days following the receipt of the respective invoice, except for any fees or expenses that are subject to good faith dispute. In the event of such a dispute, the Fund may only withhold that portion of the fee or expense subject to the good faith dispute. The Fund shall notify DST AMS in writing within forty-five (45) calendar days following the receipt of each invoice if the Fund is disputing any amounts in good faith. If the Fund does not provide such notice of dispute within the required time, the invoice will be deemed accepted by the Fund; provided, that, it is understood that the Fund may dispute amounts after such required time. The Fund shall use commercially reasonable efforts to settle such disputed amounts within five (5) business days of the receipt by the Fund of reasonable supporting documentation or explanation from DST AMS with respect to such disputed charge. If no agreement is reached, then such disputed amounts shall be settled as may be required by law or legal process.

2.5	Cost of Living Adjustment. After the first year of the Initial Term, the total fee for all services for each succeeding year shall equal the fee that would be charged for the same services based on the then current fee increased by the percentage increase for the twelve-month period of such previous calendar year of the CPI-W (defined below), or, in the event that publication of such Index is terminated, any successor or substitute index, appropriately adjusted, acceptable to both parties. As used herein, “CPI-W” shall mean the Consumer Price Index for Urban Wage Earners and Clerical Workers for Boston-Brockton-Nashua, MA-NH-ME-CT, (Base Period: 1982-84 = 100), as published by the United States Department of Labor, Bureau of Labor Statistics.

2.6	Late Payments. If any undisputed amount in an invoice of DST AMS (for fees or reimbursable expenses) is not paid when due, DST AMS may charge the Fund interest thereon (from the due date to the date of payment) at a per annum rate equal to one percent (1.0%). Notwithstanding any other provision hereof, such interest rate shall be no greater than permitted under applicable provisions of Massachusetts law.

3.	Representations and Warranties of DST AMS

DST AMS represents and warrants to the Fund that:

3.1	It is a corporation duly organized and existing and in good standing under the laws of The Commonwealth of Massachusetts.

3.2	It is empowered under applicable laws and by its Articles of Organization and By-Laws to enter into and perform the services contemplated in this Agreement.

3.3	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

4.	Representations and Warranties of the Fund

The Fund represents and warrants to DST AMS that:

4.1	It is a trust or corporation duly organized and existing and in good standing under the laws of the state of its organization.

4.2	It is empowered under applicable laws and by its organizational documents to enter into and perform this Agreement.

4.3	All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

4.4	It is an investment management company registered under the 1940 Act.

4.5	A registration statement under the Securities Act of 1933, as amended, for the Fund is currently effective and the Funds will make good faith efforts to ensure that its applicable registration statement will remain effective, and appropriate state securities law filings have been made and the Funds will make good faith efforts to ensure that such filings will continue to be made, with respect to all shares being offered for sale by the Fund.

5.	Indemnification

5.1	DST AMS shall not be responsible for, and the Fund shall indemnify and hold DST AMS harmless from and against, any and all losses, damages, costs, charges, reasonable and documented external counsel fees (including the defense of any lawsuit in which DST AMS or an affiliate thereof is a named party), payments, and reasonable and documented expenses (collectively, “Losses”) to the extent incurred as a result of any third-party claims, lawsuits, actions or proceedings (collectively, “Claims”) to the extent arising out of or attributable to:

(a) All actions of DST AMS or its agents or subcontractors required to be taken pursuant to this Agreement, provided that such actions are taken in good faith and without negligence, fraud, bad faith, or willful misconduct;

(b) The Fund’s lack of good faith, negligence, fraud or willful misconduct; or

(c) The reliance upon, and any subsequent use of or action taken or omitted in performance of the Services hereunder, by DST AMS, or its agents or subcontractors on: (i) any information, records, or data, which are received by DST AMS or its agents or subcontractors (whether in hard copy or machine readable input, facsimile, data entry, electronic instructions, or other similar means authorized by the Fund), and which have been prepared, maintained or performed by the Fund, or any other person or firm on behalf of, and as authorized by, the Fund including but not limited to any broker-dealer; (ii) any instructions or requests of the Fund or any of its officers; or (iii) any paper or document of the Fund, reasonably believed to be genuine, authentic, or signed by the proper person or persons of the Fund.

5.2	Subject to the provisions of Section 6, the Fund shall not be responsible for, and DST AMS shall indemnify and hold the Fund harmless from and against any losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liability arising directly out of or attributable to any action or failure of DST AMS or any of its affiliates, employees, agents or subcontractors to act as a result of DST AMS’s or any of its affiliates’, employees’, agents’ or subcontractors’ lack of good faith, negligence, willful misconduct, and fraud hereunder in the performance of the Services hereunder.

5.3	In order that the indemnification provisions contained in this Section 5 shall apply, upon the assertion of a claim for which one party may be required to indemnify the other party, the indemnified party shall promptly notify the indemnifying party of such assertion, and shall keep the indemnifying party advised with respect to all material developments concerning such claim. The indemnifying party shall have the option to participate with the indemnified party in the defense of such claim or to defend against said claim in its own name or in the name of the indemnified party. The indemnified party shall in no case confess any claim or make any compromise in any case in which the indemnifying party may be required to indemnify the indemnified party except with the indemnifying party’s prior written consent.

6.	Standard of Care

6.1	DST AMS shall at all times act in good faith and agrees to use all commercially reasonable efforts in performing the Services under this Agreement, but assumes no responsibility and shall not be liable for loss or damage due to errors, unless said errors are caused by its, or its affiliates’, subcontractors’, employees’ or agents’, negligence or willful misconduct. Notwithstanding the foregoing, DST AMS’s aggregate liability during the Term of this Agreement with respect to, arising from or arising in connection with this Agreement, or from all services provided or omitted to be provided by DST AMS under this Agreement for all of the Funds subject to this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed:

(a) the aggregate of the amounts actually received for the Services under this Agreement by DST AMS as fees and charges, but not including reimbursable expenses, during the twelve (12) calendar months immediately preceding the first event for which recovery from DST AMS is being sought; or

(b) with respect to claims arising from breaches by DST AMS of its obligations under Section 7 or Section 12.12 of this Agreement, the aggregate of two (2) times the amounts actually received for the Services under this Agreement by DST AMS as fees and charges, but not including reimbursable expenses, during the twelve (12) calendar months immediately preceding the first event for which recovery from DST AMS is being sought.

The foregoing limitation on liability shall not apply to any loss or damage resulting from any fraud, negligence, or willful misconduct by or of DST AMS or any of its affiliates, subcontractors, agents or employees.

7.	Confidentiality

7.1	DST AMS and the Fund agree that they will not, at any time during the term of this Agreement or after its termination, reveal, divulge, or make known to any person, firm, corporation or other business organization, any Confidential Information (as defined below) of the other party used or gained by DST AMS or the Fund during performance under this Agreement. In the event of breach of the foregoing by either party (or their respective affiliates, employees, agents or subcontractors), the parties agree that, in addition to any other remedies that may be available in law, equity, or otherwise for the use and/or disclosure of the Confidential Information in breach of this Agreement, the party whose Confidential Information is disclosed and/or used in an unauthorized manner shall be entitled to seek and obtain a temporary restraining order, injunctive relief, or other equitable relief against the continuance of such breach. The above prohibition of disclosure shall not apply to the extent: (a) that DST AMS must disclose such Confidential Information to a sub-contractor or Fund agent for purposes of providing Services under this Agreement; (b) that the Fund must disclose such Confidential Information to its or its affiliates’ directors, officers, employees, agents, partners, shareholders, administrators or professional advisors; or (c) required by applicable law, regulation or legal process.

7.2	For purposes of this Agreement, Confidential Information shall mean: (a) with respect to Confidential Information of the Fund: (i) shareholder lists, cost figures and projections, profit figures and projections, all non-public information, including but not limited to trade secrets, proprietary information, and information about products, business methods and business plans) relating to the business of the Fund, or any other secret or confidential information whatsoever of the Fund; (ii) all information that the Fund is obligated by law to treat as confidential for the benefit of third parties, including but not limited to Customer Information (defined below); and (iii) all analyses, compilations, forecasts, studies, summaries, notes, data and/or other documents prepared by DST AMS or its affiliates, agents, employees or subcontractors containing, reflecting or generated from, in whole or in part, the information furnished to DST AMS or its affiliates, agents, employees or subcontractors pursuant hereto; and (b) with respect to DST AMS’s Confidential Information: all non-public information, including but not limited to trade secrets, proprietary information, and information about products, business methods and business plans, customer names and other information related to customers, fee schedules, price lists, pricing policies, financial information, discoveries, ideas, concepts, software in various stages of development, designs, drawings, specifications, techniques, models, data, source code, object code, documentation, diagrams, flow charts, research, development, processes, procedures, “know-how,” organizational structure, user guides, marketing techniques and materials, marketing and development plans, and data processing software and systems relating to DST AMS’s business, operations or systems (or to the business, systems or operations of the DST AMS’s affiliates or other third parties). The term “Confidential Information” does not include any information which (i) is or becomes generally publicly other than as a result of a breach of these confidentiality provisions, (ii) is already in a party’s possession, on a non-confidential basis, prior to disclosure hereunder, or (iii) becomes available to a party on a non-confidential basis from a source other than the disclosing party, provided that such source is not known by such party, to be subject to any legal, contractual or fiduciary obligation to the disclosing party to keep such information confidential.

7.3	For purposes of this Agreement, “Customer Information” means all the customer identifying data however collected or received, including without limitation, through “cookies” or non-electronic means pertaining to or identifiable to the Fund’s Shareholders, prospective shareholders and plan administrators (collectively, “Fund Customers”), including without limitation, (i) name, address, email address, passwords, account numbers, personal financial information, personal preferences, demographic data, marketing data, data about securities transactions, credit data or any other identification data; (ii) any information that reflects the use of or interactions with a Fund service, including the Fund’s web site; or (iii) any data otherwise submitted in the process of registering for a Fund service. For the avoidance of doubt, Customer Information shall include all “nonpublic personal information,” as defined under the Gramm-Leach-Bliley Act of 1999 (Public Law 106-102, 113 Stat. 1138) (“GLB Act”), and all “personal information” as defined in the Massachusetts Standards for the Protection of Personal Information, 201 CMR 17.00, et seq., (“Mass Privacy Act”).

7.4	DST AMS will use the Confidential Information, including Customer Information, only in compliance with (i) the provisions of this Agreement and (ii) federal and state privacy laws, including the GLB Act, and the Mass Privacy Act, as applicable.

7.5	In the event that any requests or demands are made for the inspection of the records of the Fund, DST AMS will use reasonable efforts to notify the Fund (except where prohibited by law) and to secure instructions from an authorized officer of the Fund as to such inspection. DST AMS expressly reserves the right, however, to exhibit the Fund’s records to any person whenever it is advised by counsel that it may be held liable for the failure to exhibit the records to such person; provided, that, DST AMS notifies the Fund (except where prohibited by law) as soon as reasonably practicable after exhibiting the records to such person. In the event that DST AMS is requested or authorized by the Fund, or required by subpoena, administrative order, court order or other legal process, applicable law or regulation, or required in connection with any investigation, examination or inspection of the Fund by state or federal regulatory agencies, to produce such records of the Fund or DST AMS’s personnel as witnesses, the Fund agrees to pay DST AMS for DST AMS’s time and reasonable and documented out-of-pocket expenses, as well as the fees and reasonable and documented out-of-pocket expenses of DST AMS’s external counsel, incurred in responding to such request, order or requirement.

7.6	DST AMS shall not use the Fund’s name or any name of its affiliates, or any adaptations of those names, for advertising, trade or other commercial purposes without the Fund’s prior written consent. Any materials provided to DST AMS by or on behalf of the Fund pursuant to this Agreement or in connection with the Services hereunder, bearing any names, logos, styles or trademarks of the Fund or its affiliates may be used by DST AMS only as necessary to perform the Services.

7.7	Notwithstanding anything to the contrary provided elsewhere herein, none of the provisions of this Agreement shall in any way limit the activities of The Blackstone Group L.P. and its affiliates in their businesses distinct from activities directly attributable to the Fund, provided that Confidential Information is not made available to representatives of The Blackstone Group L.P. and its affiliates who are not involved in activities directly attributable to the Fund. Should Confidential Information be made available to a representative of The Blackstone Group L.P. and its affiliates, such representative shall be bound by the obligations set forth in this Agreement.

8.	Additional Commitments of the Parties

8.1	Records. DST AMS shall keep records relating to the services to be performed hereunder, in the form, manner and for such periods, as it may deem advisable and as may be required by applicable laws and regulations; and (ii) in accordance with its record retention policies. Records maintained by DST AMS on behalf of the Funds shall be maintained by DST AMS for such period as required by applicable law or until such earlier time as DST AMS has delivered such records into the possession or the Fund or its designee or destroyed them at the Fund’s request.

8.2	Information Security. DST AMS has implemented and maintains at each service location physical and information security and data protection safeguards against the destruction, loss, theft, unauthorized access, unauthorized use, or alteration of the Fund’s Confidential Information, including Customer Information, in the possession of DST AMS that will be no less rigorous than those in place as of the date of this Agreement, and from time to time enhanced in accordance with changes in regulatory requirements. DST AMS will, at a minimum, update its policies to remain compliant with applicable regulatory requirements, including those under the GLB Act, and the Mass Privacy Act DST AMS will meet with the Fund, at its request, on an annual basis to discuss information security safeguards. If DST AMS or its agents discover or are notified that someone has breached security relating to the Fund’s Confidential Information, including Customer Information, DST AMS will promptly (a) notify the Fund of such breach, and (b) if the applicable Confidential Information was in the possession or under the control of DST AMS or its agents at the time of such breach, DST AMS will promptly (i) investigate such breach, and (ii) advise the Fund as to the steps being taken that to address such breach.

8.3	Business Continuity. DST AMS will maintain a comprehensive business continuity plan and will provide an executive summary of such plan upon reasonable request of the Fund. DST AMS will test the adequacy of its business continuity plan at least annually and upon request, the Fund may participate in such test. Upon request by the Fund, DST AMS will provide the Fund with a letter assessing the most recent business continuity test results. In the event of a business disruption that materially impacts DST AMS’s provision of services under this Agreement, DST AMS will promptly notify the Fund of the disruption and the steps being implemented under the business continuity plan.

8.4	Inspections. During the term of this Agreement, authorized representatives of the Fund may conduct periodic inspections of DST AMS’s facilities and DST AMS’s records and procedures solely as they pertain to the Services for the Fund under or pursuant to this Agreement. Such inspections shall be conducted at the Fund’s expense and shall occur during DST AMS’s regular business hours and, except as otherwise agreed to by the parties, no more frequently than once a year. In connection with such inspections, the Fund shall not attempt to access, nor will it review, the records of any other clients of DST AMS and the Fund shall conduct the inspection in a manner that will not interfere with DST AMS’s normal and customary conduct of its business activities, including the provision of services to the Fund and to other clients. DST AMS shall have the right to immediately require the removal of any Fund representatives from its premises in the event that their actions, in the reasonable opinion of DST AMS, jeopardize the information security of its systems and/or other client data or otherwise are disruptive to the business of DST AMS. DST AMS may require any persons seeking access to its facilities to provide reasonable evidence of their authority. DST AMS may also reasonably require any of the Fund’s non-employee representatives to execute a confidentiality agreement before granting such individuals access to its facilities. DST AMS will also provide reasonable access to the Fund’s governmental regulators, at the Fund’s expense, solely to (i) the Fund’s records held by DST AMS and (ii) the procedures of DST AMS directly related to its provision of services to the Fund under the Agreement.

9.	Termination of Agreement

9.1	Term. The initial term of this Agreement (the “Initial Term”) shall be one (1) year from the date first stated above unless terminated pursuant to the provisions of this Section 9. The term may be renewed for successive periods of one year each (“Renewal Term”). Either DST AMS or the Fund shall give written notice to the other party one sixty (60) days before the expiration of the Initial Term or of a Renewal Term if such party desires not to renew the Agreement for an additional one year period and in the absence of such notice the Agreement shall renew automatically for such one year term. Sixty (60) days before the expiration of the Initial Term or a Renewal Term, DST AMS and the Fund will agree upon a Fee Schedule for the upcoming Renewal Term. In the event the parties fail to agree upon a new Fee Schedule as of such date, the Fee Schedule set forth as Schedule 2.1 hereto shall remain in effect subject to increase under Section 2.5. This Agreement shall automatically terminate with respect to a Fund immediately upon the completion of termination filings as requested by the Fund.

9.2	Deconversion. In the event that this Agreement is terminated or not renewed for any reason by the Fund, DST AMS, at the Fund’s request, shall offer reasonable assistance to the Fund (the “Deconversion”). Such Deconversion is subject to the recompense of DST AMS for such assistance at its standard rates and fees in effect at the time and to a reasonable time frame for performance as agreed to by the parties. As used herein “reasonable assistance” and “transitional assistance” shall not include requiring DST AMS (i) to assist any new service or system provider to modify, to alter, to enhance, or to improve such provider’s system, or to provide any new functionality to such provider’s system, or (ii) to disclose any confidential information of DST AMS.

9.3	Termination or Non Renewal.

(a)	Outstanding Fees and Charges. In the event of termination or non-renewal of this Agreement by the Fund, the Fund will promptly pay DST AMS any fees and charges for the services provided under this Agreement (i) which have been accrued and remain unpaid as of the date of such notice of termination or non-renewal and (ii) which thereafter accrue for the period through and including the date of the Fund’s Deconversion.

(b)	Deconversion Costs. In the event of termination or non-renewal of this Agreement, the Fund shall pay DST AMS for the Deconversion costs as noted in Section 9.2.

(c)	Post-Deconversion Support Fees. In the event of termination or non-renewal of this Agreement, the Fund shall pay DST AMS all reasonable fees and expenses for providing any support services that the Fund requests post Deconversion.

(d)	Early Termination for Convenience. In addition to the foregoing, in the event that the Fund terminates this Agreement prior to the end of the Initial Term or the Renewal Term other than for cause under Section 9.7, the Fund shall pay DST AMS an amount equal to the average monthly fee paid by the Fund to DST AMS under the Agreement during the prior two (2) months, on the date notice of termination was given to DST AMS.

The amounts under paragraphs (a), (b) and (d) above, shall become due and payable and shall be paid by the Fund on the twentieth business day immediately prior to the Deconversion. The amounts due under paragraph (c), if applicable, shall be invoiced as incurred and paid promptly by the Fund upon receipt of such invoices.

9.4	Unpaid Invoices. DST AMS may terminate this Agreement immediately upon an unpaid invoice payable by the Fund to DST AMS being outstanding for more than ninety (90) days after receipt by the Fund, except with respect to any amount subject to a good faith dispute within the meaning of Section 2.4 of this Agreement.

9.5	Bankruptcy. Either party hereto may terminate this Agreement by notice to the other party, effective at any time specified therein, in the event that (a) the other party ceases to carry on its business or (b) an action is commenced by or against the other party under Title 11 of the United States Code or a receiver, conservator or similar officer is appointed for the other party and such suit, conservatorship or receivership is not discharged within thirty (30) days.

9.6	Cause. If either of the parties hereto becomes in default in the performance of its duties or obligations hereunder and such default has a material adverse effect on the other party, then the non-defaulting party may give notice to the defaulting party specifying the nature of the default in sufficient detail to permit the defaulting party to identify and cure such default. If the defaulting party fails to cure such default within thirtieth (30) days of receipt of such notice, or within such other period of time as the parties may agree is necessary for such cure, then the non-defaulting party may terminate this Agreement immediately upon written notice to the defaulting party.

9.7	Within thirty (30) days after completion of a Deconversion, the Fund will give notice to DST AMS containing reasonable instructions regarding the disposition of any records or other property belonging to the Fund and then in DST AMS’s possession and shall make payment for DST AMS’s reasonable costs to comply with such notice. In no event shall DST AMS be required to keep archived versions of the Fund’s records beyond the requirements of law applicable to its business and the terms of this Section 9.8.

10.	Assignment and Third Party Beneficiaries

10.1	Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party. Any attempt to do so in violation of this Section shall be void. Unless specifically stated to the contrary in any written consent to an assignment, no assignment will release or discharge the assignor from any duty or responsibility under this Agreement.

10.2	Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than DST AMS and the Fund, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of DST AMS and the Fund. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

10.3	This Agreement does not constitute an agreement for a partnership or joint venture between DST AMS and the Fund. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

11.	Subcontractors

11.1	DST AMS may, without further consent on the part of the Fund, subcontract for the performance hereof with an affiliate of DST AMS. However, DST AMS remains responsible and liable to the Fund for the actions or omissions of such subcontractors related to the services provided under this Agreement.

11.2	For purposes of this Agreement, unaffiliated third parties such as, by way of example and not limitation, Airborne Services, Federal Express, United Parcel Service, the United States Postal Service, the NSCC and telecommunication companies, shall not be deemed to be subcontractors of DST AMS.

12.	Miscellaneous

12.1	Amendment. This Agreement may be amended or modified by a written agreement executed by both parties.

12.2	Massachusetts Law to Apply. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of The Commonwealth of Massachusetts.

12.3	Force Majeure. In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, acts of war or terrorism, strikes, equipment or transmission failure or damage that are not reasonably foreseeable to the non-performing party and reasonably beyond its control, or other causes that are not reasonably foreseeable to the non-performing party and reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes; provided, that, the non-performing party promptly notifies the other party of such force majeure circumstances and promptly undertakes all reasonable efforts necessary to cure such force.

12.4	Consequential Damages. Neither party to this Agreement shall be liable to the other party for special, indirect, incidental, exemplary, punitive or consequential damages (including without limitation, loss of profits) under any provision of this Agreement or for any special, indirect, incidental, exemplary, punitive or consequential damages (including without limitation, loss of profits) arising out of any act or failure to act hereunder.

12.5	Survival. All provisions regarding indemnification, warranty, liability, and limits thereon, and confidentiality and/or protections of proprietary rights and trade secrets shall survive the termination of this Agreement.

12.6	Severability. If any provision or provisions of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

12.7	Priorities Clause. In the event of any conflict, discrepancy or ambiguity between the terms and conditions contained in this Agreement and any Schedules or attachments hereto, the terms and conditions contained in this Agreement shall take precedence.

12.8	Waiver. No waiver by either party or any breach or default of any of the covenants or conditions herein contained and performed by the other party shall be construed as a waiver of any succeeding breach of the same or of any other covenant or condition.

12.9	Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

12.10	Counterparts. This Agreement may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

12.11.	Reproduction of Documents. This Agreement and all schedules, exhibits, attachments and amendments hereto may be reproduced by any photographic, photostatic, microfilm, micro-card, miniature photographic or other similar process. The parties hereto each agree that any such reproduction shall be admissible in evidence as the original itself in any judicial or administrative proceeding, whether or not the original is in existence and whether or not such reproduction was made by a party in the regular course of business, and that any enlargement, facsimile or further reproduction shall likewise be admissible in evidence.

12.12

Anti-Corruption. In connection with this Agreement and the Services, DST AMS represents that neither it nor any of its affiliates, employees, agents or subcontractors has knowingly made, and covenants that none of them will knowingly make, either directly or indirectly, any payments (i) to or for the use or benefit of any Government Official (as defined below), (ii) to any other person either for an advance or reimbursement, if DST AMS knows or has reason to know that any part of such payment has been or will be given to any Government Official or (iii) to any person or entity, the payment of which would violate laws and regulations in the United States, the United Kingdom or any other government entity having jurisdiction over the activities carried out by DST AMS. The term “Government Official” in this paragraph means any officer or employee of a government or any governmental department or agency, or any person acting in an official capacity for or on behalf of any such government or governmental department or agency, including employees of state-owned or controlled entities and candidates for political office. DST AMS agrees that, in connection with this Agreement and any Services, it shall conduct operations at all times in compliance with applicable financial recordkeeping and reporting requirements, including all applicable money laundering-related laws of the United States.

12.13	Notices. All notices and other communications as required or permitted hereunder shall be in writing and sent by first class mail, postage prepaid, addressed as follows or to such other address or addresses of which the respective party shall have notified the other.

(a)    If to DST AMS, to:

DST Asset Manager Solutions, Inc.

2000 Crown Colony Drive

Quincy, Massachusetts 02169

Attention: General Counsel, Legal Department

Facsimile: 617-483-7091

(b)    If to the Fund, to:

Peter Koffler

The Blackstone Group L.P.

Blackstone Alternative Investment Funds

345 Park Avenue, 29th Floor

New York, New York 10154

Fax: (212) 583-5016

E-mail: Koffler@blackstone.com

And

E-mail (delivery to which does not constitute notice):

BAIACompliance@blackstone.com

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

BLACKSTONE ALTERNATIVE INVESTMENT ADVISORS LLC	DST ASSET MANAGER SOLUTIONS, INC.

By:	By:

Name:	Name:

Title:	Title:

BLACKSTONE ALTERNATIVE ASSET MANAGEMENT L.P.

By:

Name:

Title:

SCHEDULE 1.1

BLUE SKY SERVICES

Fund Responsibilities

In connection with the provision of the Services by DST AMS, Fund shall:

1.	With respect to each Fund, identify the states and territories where the Fund’s shares will be offered for sale;

2.	Determine the availability of any exemptions under a jurisdiction’s Blue Sky laws with the assistance of DST AMS;

3.	Work with DST AMS to identify what systematic exemptions will be taken by the Funds and coded on the Funds’ Transfer Agent’s system;

4.	Provide written instructions in DST AMS’s standard format to implement systematic exemptions and exclusions from reporting where practicable on the Funds’ Transfer Agent system or the DST AMS Blue Sky software system;

5.	Provide written instructions to DST AMS to remove current permit period sales from DST AMS’s Blue Sky software database upon determination that such sales qualify for exemptions or exclusion from reporting to the applicable states where registration fees are based on sales;

6.	Facilitate the issuance of a limited power of attorney in favor of DST AMS in the form set forth in Appendix A to this Agreement in order that DST AMS may submit Notice Filings and other filings required by the states and territories and payments with respect thereto on behalf of each Fund;

7.	To the extent Fund is notified by an intermediary of new sales data feeds, notify DST AMS in writing of any changes to or additions of Blue Sky sales data feeds and work with DST AMS to facilitate the necessary updates;

8.	Serve as liaison with the Funds to facilitate the transmission of wire transfers for payment by the Funds for invoiced state fees as needed; and

9.	Provide written instruction detailing action to be taken upon receipt of written notification from DST AMS that a direct broker Blue Sky sales feed is available for activation.

DST AMS Responsibilities

DST AMS will perform the Services set forth below.

1.	File Initial Notice Filings, as applicable, in all states and territories in which the applicable Fund’s shares will be offered, in the form of and as required by the applicable laws of the states and territories;

2.	File each Fund’s renewals and amendments to reflect name changes, terminations, domicile changes, issuer address changes, fiscal year end changes, distributor changes, as applicable, in all states and territories in which the applicable Fund’s shares will be offered, in the form of and as required by the applicable laws of the states and territories;

3.	File each Fund’s sales reports to the extent required by applicable law, in the form of and as required by the applicable laws of the states and territories;

4.	Invoice each Fund for fees owed to each state in accordance with procedures agreed upon in writing by Fund and DST AMS;

5.	At the direction of Fund, make payments, at the expense of the applicable Fund, of Notice Filing fees;

6.	File the Prospectuses and Statements of Additional Information, supplied by Fund, and any amendments and supplements thereto to the extent required by the applicable laws of the states and territories;

7.	File annual reports and proxy statements, supplied by Fund to the extent required by the applicable laws of the states and territories;

8.	File all necessary notices to permit each Fund or class of a Fund that is eligible for reduced fees applicable to money market funds or otherwise to qualify for reduced fees in a state or territory;

9.	File all correspondence and related documentation so as to provide notice of the applicable Fund’s intent to take exemptions if such notice is required by the state or territory in order to permit the Fund to utilize such exemptions;

10.	Advise Fund prior to communicating with the states and territories regarding any sales in excess of the registered amount for a permit so Fund can advise in writing the action to be taken;

11.	Provide Fund information regarding the Sales to Existing Shareholders Exemptions and the Institutional Investor Exemptions available in the states and territories;

12.	Include in sales report filings, all sales reported to DST AMS via (i) transfer agency Blue Sky sales feed and; (ii) broker Blue Sky sales feeds, including, without limitation, feeds that (a) were transferred as part of the conversion from the Funds’ prior Blue Sky vendor, or (b) confirmed in writing by Fund to be activated, less any exempt sales Fund has directed DST AMS in writing to remove prior to such filing.

13.	At the direction of Fund, serve as liaison between Fund, the Funds, and the applicable Blue Sky jurisdiction:

14.	Provide information concerning Blue Sky reporting requirements and mutual fund industry Blue Sky reporting practices including utilization of exemptions and intermediary data feeds;

15.	Conduct annual due diligence reviews;

16.	In the event that DST AMS becomes aware of the sale of a Fund’s shares in a jurisdiction in which no Notice Filing has been made, DST AMS shall report such information to Fund and Fund shall instruct DST AMS with respect to the corrective action to be taken;

17.	File all additional amendments to increase registered amounts in accordance with agreed upon procedures in all states and territories in which the applicable Fund’s shares will be offered, in the form of and as required by the applicable laws of the states and territories;

18.	Maintain a reasonable level of knowledge and expertise with regard to Blue Sky statutes and regulations in order to carry out services and notify Fund of law changes that materially impact the Services under this agreement. Notwithstanding the foregoing, Fund acknowledges DST AMS is not acting in a legal capacity with respect to Fund or the Funds; and

19.	Perform such additional services as DST AMS and Fund may agree upon in writing and added to this Agreement by amendment.

SCHEDULE A

Blackstone Alternative Investment Advisors LLC, serve as adviser to Blackstone Alternative Investment Funds, a Massachusetts business trust. The trust currently consists of one series:

•	Blackstone Alternative Multi-Strategy Fund.

Blackstone Alternative Asset Management L.P., serves as adviser to:

•	Blackstone Alternative Alpha Master Fund

•	Blackstone Alternative Alpha Fund

•	Blackstone Alternative Alpha Fund II